Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a press release issued by Peoples Energy on October 9, 2006.

News Release

WPS Resources and Peoples Energy Announce Organizational Structure and Senior Leadership for Proposed Combined Company

New Organizational Structure Is Designed to Promote Customer Service, Efficiency and Growth, and Combines Best Features of Both Companies

Green Bay, WI, and Chicago, October 9, 2006 -- WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) today announced the organizational structure for the proposed combined company and the managers who will fill top positions. The companies announced the signing of a definitive merger agreement on July 10, 2006, and expect the transaction to close in the first calendar quarter of 2007, subject to necessary regulatory and shareholder approvals.

“Joining WPS Resources and Peoples Energy presents an opportunity to create a structure that is best-positioned to serve customers, facilitate the full integration of the two companies and their cultures, operate more efficiently and effectively, and promote our long-term growth strategy,” said Larry L. Weyers, 61, chairman, president, and CEO of WPS Resources and president and CEO of the new company.

“The structure we developed marks an important milestone in preparing to combine the two organizations. It paves the way to create a stronger and more competitive Midwest-based diversified energy company and also indicates that our integration program is proceeding as planned. Drawing from the talents of both companies, we have identified leaders for the senior level positions of the new company and created a process for naming the personnel below them,” Weyers added.

Organizational Design

The organizational structure for the new company is built around three distinct entities: the holding company, the operating companies, and a services group that will provide support services to the holding company and operating companies.

The Holding Company will oversee the entire organization, take the new name, and be listed on the New York Stock Exchange.

The Operating Companies, which will compose four operational groups and will deliver services to WPS Resources’ and Peoples Energy’s customers. The operational groups are:

• Peoples Energy Production, which will acquire onshore reserves, primarily natural gas, with upside potential in a limited number of strategic basins.

• The NewCo Gas Group, including Peoples Gas, North Shore Gas, Minnesota Energy Resources Corp., and Michigan Gas Utilities Corporation. Other functions within this subsidiary include gas services and customer relations.

• Wisconsin Public Service Corporation (WPSC), including Upper Peninsula Power Company (UPPCO) and the following functional areas: energy supply generation, energy delivery, fuels management, generation planning, energy supply and control, transmission and major projects.

• The NewCo Non-Regulated Group, including WPS Energy Services, Inc., Peoples Energy Services Corp., and Peoples Energy Resources Corp.

Finally, the new services group comprises the services company, ServCo LLC, which will provide central support services such as human resources, finance, and legal to the subsidiaries and to the holding company; and the external affairs group, which will oversee regulatory, government relations and community affairs, and corporate communications.

Leaders Named to Manage Combined Company
Weyers also identified many of the combined company’s senior leaders, who will manage the new company after the transaction closes. He noted that the process of identifying the new company’s leaders is ongoing, and many appointments remain to be made in the months ahead.

The managers named as part of today’s announcement include:

Holding Company:
Senior Vice President and Chief Financial Officer: Joe O’Leary, 51
Corporate Secretary and Chief Governance Office: Peter Kauffman, 60
Senior Vice President and Chief Human Resources Officer: Bud Treml, 57
Executive Vice President and Chief Development Officer: Phil Mikulsky, 58

Operating Companies:
President, Peoples Energy Production: Steve Nance, 49
President and Chief Operating Officer: NewCo Gas Group: Larry Borgard, 44
President of Wisconsin Public Service Corporation: Charlie Schrock, 53
President, NewCo Non-Regulated: Mark Radtke, 45
President, Peoples Gas; and President, North Shore Gas: Desiree Rogers, 46
President, Minnesota Energy Resources Corp.: Chuck Cloninger, 48
President, Michigan Gas Utilities Corp.: Gary Erickson, 64

Services Group:
Executive Vice President, External Affairs: Tom Meinz, 59
President, Service Company (ServCo LLC): Tom Nardi, 52
Vice President, Government Relations and Community Affairs: Rod Sierra, 46
Vice President, Regulatory Affairs: Jim Schott, 49

Following the close of the transaction, James R. Boris, 61, the current lead director for Peoples Energy, will serve as non-executive chairman of the board. Thomas M. Patrick, 60, chairman, president and CEO of Peoples Energy, earlier this year announced his intention to retire once the transaction is completed.

About WPS Resources Corporation

WPS Resources (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in Michigan's Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources' major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates nonregulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS Resources Web site at www.wpsr.com for additional information.

About Peoples Energy

Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of three primary business segments: Gas Distribution, Oil and Gas Production, and Energy Assets & Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company’s non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today's volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company’s acquisition and drilling efforts are primarily focused on natural gas. Visit the Peoples Energy website at www.peoplesenergy.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources’ and Peoples Energy’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For More Information, Contact:

For WPS Resources Corporation:

Kerry Spees (Media)
Corporate Communications Leader
(800) 977 2250

Donna M. Sheedy (Investor Relations)
Manager, Investor Relations
(920) 433-1857

For Peoples Energy:

Rod Sierra (Media)
Vice President, Communications and Government Relations
(312) 240-4567

Douglas Ruschau (Investor Relations)
Vice President, Finance and Treasurer
(312) 240-3818